Exhibit (a)(1)(viii)

Important Notice Concerning Your Rights Under the:

InterDigital Savings and Protection Plan

Date of Notice: January 23, 2023

•	This notice is to inform you that the InterDigital Savings and Protection Plan (the “Plan”) will be issuing a tender offer to participants with assets in the InterDigital, Inc. Stock Fund (also referred to as “InterDigital ST”).

•	As a result of this offering, you may be temporarily unable to direct or diversify investments in your individual account, obtain a loan, or obtain a distribution from the Plan. This period, during which you will be unable to exercise these rights otherwise available under the Plan, is called a “blackout period.” Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

•	The blackout period for the Plan is expected to begin as of the close of business at 4:00pm Eastern Time on February 14, 2023, and end during the week of February 27, 2023. During these weeks, you can determine whether the blackout period has started or ended by calling your provider, Transamerica, toll-free at 1-800-755-5801.

•	During the blackout period, you will be unable to direct or diversify the assets held in your Plan account. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.

•	You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investment in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

•	If you have any questions concerning this notice, you should contact:

Amy Miraglia

Interim Chief Human Resources Officer

InterDigital, Inc.

200 Bellevue Parkway, Suite 300

Wilmington, DE 19809

(302) 281-3615